August 19, 2010

Mr. Rufus Decker,
Accounting Branch Chief,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, DC 20549-4631,
USA.

Dear Mr. Decker,

Thank you for your letter to our former Finance Director Glenn A. Culpepper dated July 22, 2010 setting forth comments of the Staff of the Commission (the "Staff") relating to the Form 20-F for the year ended December 31, 2009 (the "2009 Form 20-F") (File Number 001-32846) of CRH plc (together with its subsidiaries, "CRH", the "Company" or the "Group").

To facilitate the Staff's review of our response, we have included in this letter the caption and numbered comments from the Staff's comment letter in italicized text, and have provided our response immediately following each comment.

Form 20-F for Fiscal Year Ended December 31, 2009

Item 5 – Operating and Financial Review and Prospects, page 26

1.  We note your presentation of the non-GAAP measure, PBITDA, or profit before interest, taxes, depreciation and amortisation (including asset impairment charges). In future filings, please reconcile this measure to group profit rather than group operating profit, as this measure does not include interest or taxes. Please also revise the title of this non-GAAP measure, as you are also excluding impairment charges, which are not contemplated by the title, PBITDA. Please refer to Question 103.01 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures for guidance.

Response:

We respectfully refer the Staff to page 27 of our 2009 Form 20-F, where we have disclosed a reconciliation of PBITDA to Group profit.

We note the Staff's comment, and in future filings we will revise the title of our non-GAAP measure "PBITDA" to read "PBITDA (as defined)" throughout the document. We will provide a definition of "PBITDA (as defined)" under the Performance Indicators section of Item 3 – Key Information as follows:

"PBITDA (as defined)" is defined as profit before interest, taxes, depreciation, amortisation and asset impairment charges. PBITDA (as defined) excludes any profit on the sale of non-current assets and the Group's share of associates' profit after tax. It is quoted by management to aid investors in their analysis of the performance of the Group and to assist investors in their comparison of the Group's performance with that of other companies in the building materials sector. The PBITDA (as defined) and operating profit results by segment are monitored by management in order to allocate resources between segments and to assess performance. Given that net finance costs and income tax are managed on a centralised basis, these items are not allocated between operating segments for the purpose of the information presented to the Chief Operating Decision-Maker. A reconciliation of PBITDA (as defined) and operating profit (by segment) to Group profit for the financial year is presented on page X."

We include asset impairment charges within our definition of depreciation and amortisation as we believe it exhibits similar characteristics i.e. it is also non-cash in nature and is effectively accelerated depreciation/amortisation. It is included on a consistent basis and we believe its inclusion assists investors in estimating cash flow by segment.

Consolidated Statement of Cash Flows, page F-6

2.   Please tell us how you determined it is appropriate to include the inflows and outflows related to your liquid investments as a financing activity rather than as an operating activity for those securities held for trading and as an investing activity for the loans and receivables securities. Please refer to paragraphs 14(g), 15 and 16 of IAS 7 for guidance. If you determine that these cash flow activities should have been classified as operating activities, please revise your presentation in future filings.

Response:

We note the Staff's comment and references to IAS 7. In our future filings we will revise the presentation of our Consolidated Statement of Cash Flows to include cash flows relating to securities held for trading as an operating activity. Cash flows relating to loans and receivables are immaterial and thus we would not propose to classify them separately.

Accounting Policies page F-7

Basis of preparation, page F-7

3.  In future filings, please include the disclosures required by paragraphs 125-133 of IAS 1 for the four areas you identified that involve high degrees of judgement and complexity (i.e., defined benefit pension schemes, provisions for liabilities, property, plant and equipment and goodwill impairments). Please ensure your disclosure sufficiently explains to investors the uncertainty associated with your critical estimates; the methods and assumptions used to make the critical estimates, including an explanation as to how you arrived at the assumptions used; the events or transactions that could materially impact the assumptions made; and how reasonably likely changes to those assumptions could impact your consolidated financial statements. Please provide investors with quantified information to the extent meaningful and available. Please provide us with the disclosures you intend to include in future filings. To the extent that you believe you have already provided these disclosures in your footnotes, please include a cross-reference to the location of these disclosures.

Response:

We have identified in our 2009 Form 20-F four areas that involve a high degree of judgement and complexity, or areas where assumptions and estimates are made that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year. These are defined benefit pension schemes, provisions for liabilities, property, plant and equipment and goodwill impairment. In future filings, we will combine our Critical Accounting Policies as disclosed on pages 47 to 49 with the Accounting Policies disclosed on pages F-7 to F-21 as we feel this would be a more meaningful presentation for investors.

We believe that paragraphs 125-133 of IAS 1 require disclosures of information relating to assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period in as far as they have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year.

Defined benefit pension schemes

We believe that the requirements of paragraphs 125-133 of IAS 1, as they apply to our defined benefit pension schemes, are addressed in the Accounting Policies on page F-12 and Note 28 to the financial statements on pages F-66 to F-75 inclusive. We have highlighted the key assumptions underlying the actuarial valuations and have provided details of those assumptions in Note 28 to the financial statements. As noted on page F-72, the assumption made in relation to discount rates is a material source of estimation uncertainty and we have provided discount rate sensitivity analysis based on a reduction of 25 basis points and indicated that a corresponding increase would be inversely proportional. We have provided full reconciliations of all income statement, asset and liability movements and related narrative explanations where required in Note 28. In future filings we will also include in Note 28 the sensitivity analysis relating to the expected long-term rate of return on pension scheme assets.

Goodwill impairment

We believe that the requirements of paragraphs 125-133 of IAS 1, as they apply to goodwill impairment, are addressed in the Accounting Policies on pages F-15 and F-16 and Note 14 to the financial statements (in particular the "Impairment testing methodology and results" paragraph on pages F-43 and F-44 and the "Key sources of estimation uncertainty" and "Sensitivity analysis" paragraphs on page F-44). In future filings, we will provide additional disclosures in response to the Staff's comment number 11 (please refer below).

Provisions for liabilities

We believe that the requirements of paragraphs 125-133 of IAS 1, as they apply to our provisions for liabilities, are addressed in the Accounting Policies on pages F-19 and F-20 and Note 26 to the financial statements on pages F-64 and F-65. In future filings we will provide a sensitivity analysis in respect of our estimated discount rate disclosed in Note 26.

Property, plant and equipment

As noted on page 48 of our 2009 Form 20-F, the Group's accounting policy for property, plant and equipment is considered critical by reference to size because the carrying value of €8,535 million at December 31, 2009 represents a significant portion (42%) of total assets at that date. We believe that adequate disclosures are provided in the Accounting Policies on page F-14 and Note 13 to the financial statements on pages F-40 and F-41 to address the relevant paragraphs of IAS 1. As noted on page 22 of our 2009 Form 20-F, "at 25th March 2010, CRH and its joint ventures had a total of 2,930 building materials production locations and had a total of 904 Merchanting & DIY locations. None of CRH's individual properties are of material significance to the Group". Given the decentralised nature of our Group operations, the Group's property, plant and equipment balance consists of a very large number of individually insignificant assets across our locations, and hence we do not believe that there are any major sources of estimation uncertainty which would have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year. We would therefore not propose to make any additional disclosures in this regard. We will expand our accounting policy in future filings in response to Staff comment number 6 (refer below).

In response to the Staff's comment, in future filings for each of the above, we will include a cross reference in the basis of preparation to the location of the detailed disclosures in the footnotes.

Revenue recognition, page F-10

4.     With respect to your construction contracts, please address the following in future filings:

•

The types of construction contracts (i.e. fixed price, cost plus) that you enter into. For each type of contract, please disclose further details regarding the method used to determine contract revenue recognised and the stage of completion. Refer to paragraphs 23 and 24 and the illustrative examples in the appendix to IAS 11. Please also ensure your disclosure provides investors with sufficient information to understand the portion of revenues recognised under each type of construction contract.

•	Your policy for including costs and/or profit related to variations and claims in contract revenue pursuant to paragraphs 13 and 14 of IAS 11.

•	If your contracts contain incentive payment clauses, please state your policy for including these payments in contract revenues pursuant to paragraph 15 of IAS 11.

•	Your method of allocating general costs pursuant to paragraph 18 of IAS 11.

•	We note your policy to recognise contract costs as incurred. Please revise your disclosure to clarify your policy regarding contract costs incurred related to future activity and/or advances to subcontractors pursuant to paragraphs 27 and 31 of IAS 11.

•	We note that when you are unable to estimate the outcome of a contract, you recognise revenue when the amount is "likely" to be recoverable. Please revise your disclosure to clarify that you recognise revenue when it is probable that you will recover the amount recognised as required by paragraph 32(a) of IAS 11.

Please provide us with the disclosures you intend to include in future filings.

Response:

In future filings, we will revise our accounting policy as it relates to construction contracts to include the following:

•

“The Group engages primarily in the performance of fixed price contracts, as opposed to cost plus contracts, and recognises revenue in accordance with the percentage-of-completion method, with the completion percentage being computed generally by reference to the proportion that contract costs incurred at the balance sheet date bear to the total estimated costs of the contract”.

•	“Revenue and/or costs in respect of variations or contracts claims and incentive payments, to the extent that they arise, are recognised when it is probable that the amount, which can be measured reliably, will be recovered from/paid to the customer” .

General costs attributable to construction contract activity are insignificant and on that basis we would not propose to provide any additional disclosures in this regard. In the event that this changes we will amend our disclosures accordingly.

The level of contract costs incurred related to future activity and/or advances to subcontractors pursuant to paragraphs 27 and 31 of IAS 11 is de minimis (work-in progress relating to construction contract activity was €nil million at both December 31, 2009 and December 31, 2008 as disclosed in Note 17 on page F-46). If this trend continues in future periods, we do not intend to provide any additional disclosures in this regard.

We will replace the word "likely" with "probable" as per paragraph 32(a) of IAS 11 as follows:

"When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised only to the extent of contract costs incurred where it is probable that these costs will be recoverable".

Foreign currency translation, Page F-11

5.  In future filings, please disclose your accounting policy for the subsequent reporting of non-monetary items at the end of the reporting period, including the classification of the exchange differences recognised. In this regard, we note that a significant portion of your non-current assets are located outside of Europe. Please refer to paragraphs 23(b) and 30 of IAS 21 for guidance.

Response:

We note the Staff's comment and references to IAS 21. All of our non-current assets located outside Europe reside in entities with a non-Euro functional currency and it is our understanding that paragraphs 23(b) and 30 of IAS 21 do not specifically apply in these circumstances. We consider that our accounting policy in respect of these items is included in our "Foreign currency translation" policy on page F-11.

Property, plant and equipment, page F-14

6.  Please confirm to us that you review the depreciation methods applied to your property, plant and equipment in addition to the residual values and useful lives at the end of each financial year-end. Please also revise your accounting policy disclosure in future filings to clarify that point. Please refer to paragraph 61 of IAS 16 for guidance.

Response:

We confirm that we review the depreciation methods applied to property, plant and equipment in addition to the residual values and useful lives at least at the end of each financial year-end.

The "Property, plant and equipment" accounting policy on page F-14 includes a statement that "the residual values and useful lives of property, plant and equipment are reviewed, and adjusted if appropriate, at each balance sheet date”. We will expand our policy in future filings to include the following:

"Depreciation methods, useful lives and residual values are reviewed at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the depreciation period or method as appropriate on a prospective basis".

Intangible assets (other than goodwill) arising on business combinations, page F-16

7.  Please confirm to us that you review the amortisation period and amortisation method for your finite-lived intangible assets at the end of each financial year-end, at a minimum. Please also revise your disclosure to clarify your accounting policy in future filings. Please refer to paragraph 104 of IAS 38 for guidance.

Response:

We confirm that we review the amortisation period and method in respect of our finite-lived intangible assets at least at the end of each financial year-end.

We will expand our intangible assets accounting policy in future filings to include the following:

"Amortisation periods, useful lives, expected patterns of consumption and residual values are reviewed at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method as appropriate on a prospective basis".

Inventories and construction contracts, page F-17

8.  In future filings, please provide investors with an understanding of the considerations made when estimating the net realisable value of your inventories. Please refer to paragraphs 30-33 of IAS 2 for guidance.

Response:

We note the Staff's comment, and in future filings we will revise our inventory accounting policy to include the following:

"Estimates of net realisable value are based on the most reliable evidence available at the time the estimates are made, taking into consideration fluctuations of price or cost directly relating to events occurring after the end of the period, the likelihood of short-term changes in buyer preferences, product obsolescence or perishability (all of which are generally low given the nature of the Company's products) and the purpose for which the inventory is held. Materials and other supplies held for use in the production of inventories are not written down below cost if the finished goods, in which they will be incorporated, are expected to be sold at or above cost."

Segment Information, page F-22

9.  In future filings, please revise your disclosure to clarify the reportable segment(s) that include your construction activities. Please also disclose the amount of group operating profit recognised for your construction contracts in addition to the amount of revenues recognised. This disclosure will allow investors to better understand the impact the construction contracts have on your operating results.

Response:

We respectfully note that there is no requirement in IFRS to make the segmental revenue and operating profit disclosures requested as they do not form part of the information provided to the Chief Operating Decision-Maker. We have included details of the revenue applicable to construction contracts in Note 1 to the financial statements in order to satisfy the IAS 18.35(b) disclosure requirements. In future filings we will review the location of this disclosure in the notes to the financial statements in order not to infer an expectation of segmental analysis by an investor.

The majority of our construction contracts are conducted as an integral part of our Americas Materials operating segment, are short-term in nature, and are completed within the same financial reporting period as evidenced by the work-in-progress balance of €nil million as at December 31, 2009 and December 31, 2008 as disclosed on page F-46. This is primarily due to the seasonality of the contract business with work performed outside of the winter months. Given the vertically integrated nature of our operations, where products are often supplied from within the same segment or business unit, and the information that is provided to the Chief Operating Decision-Maker, we believe that the existing operating profit disclosure in our "Segment Information" note is the most appropriate segmental information for investors.

Income Tax Expense, page F-36

10. In future filings, please disclose the amount of income tax consequences for dividends proposed prior to issuance of the consolidated financial statements and for which a liability has not been recognised. Please refer to paragraph 81(i) and 82A of IAS 12 for guidance.

Response:

There are no income tax consequences for the Company in respect of dividends proposed prior to issuance of the consolidated financial statements and for which a liability has not been recognised. In future filings, we will include a note to reflect this position in the Income Tax Expense note to the consolidated financial statements.

Intangible Assets, page F-42

11. We note that total goodwill represents 19.3% of 2009 total assets and 40.4% of 2009 total equity. Given the significance to your consolidated financial statements, please revise your disclosures in future filings to address the following:

•	For the one CGU you have provided certain information, please identify this CGU and the disclosures required by paragraph 134 (d)(i) and 134 (d)(iv) of IAS 36.

  •       For the six CGUs discussed in the aggregate, please disclose the information required by paragraphs 135(c), 135(e)(i) and 135(e)(ii) of IAS 36.

Please provide us with the disclosures you intend to include in future filings.

Response:

CGU for separate disclosure (paragraph 134 of IAS 36)

The CGU referred to is 'Europe Distribution' and is identified in our existing disclosure (in the column header) on page F-44 of the document.
We believe the requirements of paragraph 134 are addressed in our existing disclosures on page F-45 through the sentence: "The key assumptions, methodology used and values applied to each of the key assumptions for this cash-generating unit are in line with those addressed above" and through the inclusion of the specific discount rate used for that CGU in the table on page F-44. We have disclosed the growth rate on page F-43 and the sentence "the projected cash flows assume zero growth in real cash flows beyond the initial evaluation period" has also been included.

Six CGUs for separate disclosure (paragraph 135 of IAS 36)

We have expanded our critical accounting policies, accounting policies and Note 14 to the financial statements in recent years to provide as much meaningful information as we believe is practicable to investors and other stakeholders. We believe the requirements of paragraph 135 are addressed on page F-45, which refers to the key assumptions employed in arriving at the estimates of future cash flows for all CGUs. However, we will incorporate specifically the following sentence to our disclosures in our future filings in the sensitivity analysis section: "The key assumptions, methodology used and values applied to each of the key assumptions for these cash-generating units are in line with those addressed above". We will also include a disclosure that: "Their aggregate recoverable amount exceeded their aggregate carrying amount by 'X'".

Financial Assets, page F-45

12. In future filings, please disclose the carrying value in addition to the fair value disclosed for those associates accounted for using the equity method and for which there are published price quotations. This disclosure will allow investors to better understand the required disclosure, as it relates to your consolidated financial statements.

Response:

We respectfully note that there is no requirement in IFRS to make this disclosure. Nevertheless in future filings, we will amend our IAS 28.37(a) disclosure to include the following additional detail:

"The Group holds a xx.xx% (2009: 21.23%) stake in Groupe Samse, a publicly-quoted distributor of building materials to the merchanting sector in France which is accounted for as an associate investment above. The fair value of this investment, which was not materially different from its carrying value, was €xx million (2009: €42 million) as at the balance sheet date."

In the event that circumstances differ from those outlined in our proposed disclosure we will amend it accordingly.
The Group's investments accounted for under the equity method amounted to €962 million at December 31, 2009, accounting for only 5% of total Group assets.

Inventories, page F-46

13. In future filings, please disclose the amount of inventories recognised as an expense for each period presented. Please refer to paragraph 36(d) of IAS 2 for guidance.

Response:

We have reviewed both paragraph 36(d) and the related paragraph 38 of IAS 2, the latter of which states that “the amount of inventories recognised as an expense during the period, which is often referred to as cost of sales”. The total cost of sales number is provided in the Consolidated Income Statement on page F-2 and we will include this cost of sales number in the Inventories note in the financial statements. We also respectfully refer the Staff to the separate analyses of the amounts of depreciation and foreign exchange gains and losses included in cost of sales on page F-27, the employment costs included in cost of sales on page F-29 and the write-down of inventories recognised as an expense within cost of sales on page F-46.

We believe that these disclosures are sufficient to meet the requirements of IAS 2.

Capital and Financial Risk Management, page F-49

14.      In future filings, please include a sensitivity analysis of the impact of your interest rate risk on equity. Please refer to paragraph 40(a) of IFRS 7 for guidance. Please also disclose the methods and assumptions used in preparing your sensitivity analyses for your interest rate risk and foreign currency risk. Please refer to paragraph 40(b) of IFRS for guidance.

Response:

We note the Staff's comment and references to IFRS 7. In future filings we will include a sensitivity analysis of the impact of our interest rate risk on equity together with additional information on the methods and assumptions used in preparing our sensitivity analyses for interest rate and foreign currency risk.

Provisions for Liabilities, page F-64

15. We note that you recognised Euro 114 million of rationalisation and redundancy expenses during fiscal year 2009, which is 11.9% of group operating profit and 15.6% of profit before tax. As such, please revise your disclosures in future filings to address the following:

•	Please disclose your accounting policy for recognising restructuring provisions. Please refer to paragraphs 70-83 of IAS 37 for guidance.
•	Please provide investors with a better understanding of the nature of your rationalisation and redundancy activities along with the material components of the activities either at the individual activity level or on an aggregated basis in future filings.

Please provide us with the disclosures you intend to include in future filings.

Response:

We consider that our accounting policy for recognising restructuring provisions is covered within our overall accounting policy for "Provisions for liabilities" as disclosed on pages F-19 and F-20.

We respectfully refer the Staff to the details in relation to the Group's cost-reduction initiatives which are contained on page 28 of our 2009 Form 20-F and in note 26 to the financial statements on pages F-64 and F-65, where we note that none of the various rationalisation and redundancy programmes is individually material to the Group.

* * *

In some of our responses, we have agreed to change or supplement the disclosures in our future filings. We are doing that in the spirit of co-operation with the Staff and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings, and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We are available to discuss any of the foregoing with you at your convenience.

Yours sincerely,

By:___/s/Maeve Carton___

Maeve Carton

Finance Director

cc:     Tracey Houser, Staff Accountant

         Jeanne Baker, Assistant Chief Accountant

         (Securities and Exchange Commission)

         Kathryn A. Campbell
(Sullivan & Cromwell LLP)

         Pat O'Neill

        (Ernst & Young)